EX-99.p.25

Code of Ethics

Personal Trading

Personal Account Trading Policies

As required by Rule 204A-1 (the “Code of Ethics Rule”) under the Advisers Act and Rule 17j-1 under the Company Act, the personal securities trading of all Employees is subject to the Adviser’s U.S. Code of Ethics policy), which must be acknowledged as received and understood by each Supervised Person. A copy of the Personal Securities Transactions Policy has been provided to each Supervised Person and is available from the Chief Compliance Officer. The Personal Securities Transactions Policy is designed to ensure that no Client is disadvantaged in any respect by the transactions executed by any Adviser employee and that Adviser employees in no respect misappropriate any benefit properly belonging to any Client. To meet the terms of the Code of Ethics Rule, each Code of Ethics or Personal Securities Transactions Policy must:

•	include standard(s) of business conduct expected of Supervised Persons that reflect the Adviser’s fiduciary duties

•	require Supervised Persons to comply with applicable federal securities laws

•	require “access persons” to report their personal securities holdings and transactions (as defined in the U.S. Code of Ethics in Appendix A)

•	require “access persons” to pre-clear any personal investments in initial public offerings and limited offerings

•	require the Adviser to provide each Supervised Person with a copy of the Code of Ethics and any amendments thereto

•	require Supervised Persons to promptly report any violations of the Code of Ethics to the Adviser’s Chief Compliance Officer or another designated person; and

•	require each Supervised Person to acknowledge, in writing, his or her receipt of the

Code of Ethics Please refer to Appendix A for the complete Code of Ethics and Personal

Account Dealing Policy.

Who are “Access Persons”

Access Persons and subject to the personal trading policies contained in the Adviser’s Personal Securities Transactions Policy, unless specifically designated otherwise in writing by the Chief Compliance Officer. The Chief Compliance Officer may exempt such designated personnel from all or a portion of the Adviser’s personal trading policies. Not all Adviser personnel are deemed to be “Access Persons” which will depend of the circumstances of the individual’s role within the firm. Those individuals who are deemed not to be Access Persons will not have access to any confidential, sensitive information or firm drives and the rationale for why they are not deemed to be in scope will also be maintained.

The Adviser discloses information about its Code of Ethics and Personal Securities Transactions Policy to Clients through the Adviser’s Form ADV and will provide a copy of the Personal Securities Transactions Policy to any Client, upon request.

Irrespective of whether a particular transaction is permissible under the Adviser’s Personal Securities Transactions Policy, if an Employee has any reason to believe that such transaction may be opposed to the best interests of any Client, such transaction must not be entered into.

Associated Persons

All Associated Persons are subject to the VAM Code of Ethics and Compliance Manual. Therefore, all Associated Persons need to submit the reports described in this Code regarding personal securities accounts, transactions and holdings.

Associated Persons must also comply with all pre-clearance requirements. Additionally, all Associated Persons must acknowledge that they have received, read, understood, and agree to comply with VAM’s policies and procedures described in this Manual, including this Code of Ethics. Each Associated Person should complete the attached Compliance Manual Acknowledgement Form and submit the completed form to the CCO upon commencement of employment, annually, and following any material change to the Manual.

VAM should have access to the personal securities trading records of Associated Persons.

Insider Trading

“Insider trading” is a crime. Because, from time to time, the Adviser is in a position to receive “material, non-public information,” the Adviser vigorously enforces procedures to prevent any “insider trading” violation.

Periodic certification

The Adviser has established written policies and procedures that are designed to detect and prevent insider trading. Such procedures are set forth in the Rule 204A-1 Policy Statement on Insider Trading, which can be found in the Code of Ethics and are further described in Appendix M. All officers and Employees of the Adviser will be required to execute and deliver a certificate upon the request of the Adviser (to be retained by the Adviser) certifying that they have read and understood these policies as part of their review of the Code of Ethics.

Restricted List

The Adviser also maintains a restricted/inside list of companies. The list is used to monitor situations where the Adviser or certain Adviser personnel may possess “inside information” about a company.

Trading ahead, “Scalping” and related activities

The Adviser and its Employees should not acquire Securities, recommend such Securities to Clients in anticipation of prices rising due to Client purchases and then sell their Securities at a profit, or otherwise trade in Securities for their own accounts contrary to recommendations made to Clients. The Adviser monitors Employee transactions and holdings, as described in the Code of Ethics, to ensure compliance.

Investment research (including the use of expert networks)

Veritas do not provide investment research to any external parties. Veritas has a Use of Expert Networks policy as the Global investment analysts engage with experts from time to time. The Chief Compliance Officer has controls in place with the expert network providers and monitors/chaperones calls on a sample basis to prevent the receipt of inside information when dealing with experts.

This guidance is to be applied in conjunction with Veritas’ Insider Trading and Market Abuse and Manipulation policies (all these policies can be found on the VAM public drive under the Compliance policies folder).